September 19, 2007

Room 4561

Mr. Ben Bennett
Chief Operating Officer and Interim
  Chief Executive Officer
OpenTV Corp.
275 Sacramento Street
San Francisco, CA 94111

> **Re:**   **OpenTV Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-15473**

Dear Mr. Bennett:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Item 9A. Controls and Procedures

a. Disclosure Controls and Procedures, page 47

1.   You disclose that your disclosure controls and procedures were "sufficiently effective" as of December 31, 2006. Please tell us how you have considered the requirements of Item 307 of Regulation S-K when making such statement. In this regard, we note that this disclosure should clearly state that your disclosure controls and procedures were either effective or were ineffective as of the date of the report. Any qualifications to this conclusion do not conform to the requirements of Item 307 of Regulation S-K. Refer to Question 5 of the FAQ on

Release No, 34-47986 "Management's Report on Internal Control over Financial Reporting and Disclosure in Exchange Act Periodic Reports."
We also note that your disclosure controls and procedures were sufficiently effective but only to the extent of ensuring "that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions on Form 10-K." Please confirm whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective and confirm you will correct your disclosure in future filings.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

2.   Please tell us whether your revenue line items include any arrangements that include both product and service elements that are bundled together under generally accepted accounting principles (i.e., arrangements accounted for using contract accounting or arrangements for which VSOE does not exist for undelivered elements). If so, tell us whether such revenue is included in a single line item or tell us if you allocate the revenue from these arrangements between the line items based on a certain methodology. In addition, explain how your classification of this revenue complies with Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3.   We note from disclosure on page 11 that you provide volume discounts to certain customers based on the number of copies of your software that they deploy. Please tell us how you account for these discounts and refer to the relevant guidance that you relied on in determining your accounting. Also, tell us how your current disclosures address how you account for volume discounts.

Note 20. Quarterly Consolidated Financial Data (Unaudited), page F-40

4.   Please explain to us how your presentation complies with Item 302(a) of Regulation S-K which requires disclosure of gross profit.

* * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Senior Staff Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief